[redacted]

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DD 7/3/13

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-20703

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/12 (MM/DD/YY) AND ENDING 04/30/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Perkins, Smart & Boyd, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4330 Shawnee Mission Parkway, Suite 204
(No. and Street)

Shawnee Mission (City) KS (State) 66205 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
F. Scott Perkins 913-384-5900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hutchins & Haake, LLC Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

11900 College Blvd, Suite 310 (Address) Overland Park (City) KS (State) 66210 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 7/23/13

OATH OR AFFIRMATION

I, F. Scott Perkins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Perkins, Smart & Boyd, Inc., as of April 30, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President CEO

Title

OFFICIAL SEAL
MARY JOURAS
MY COMMISSION EXPIRES
September 3, 2014

Mary Jouras

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PERKINS, SMART & BOYD, INC.

Financial Statements and Independent Auditor's Report

April 30, 2013 and 2012

Hutchins & Haake, LLC

Certified Public Accountants

PERKINS, SMART & BOYD, INC.

Financial Statements and Independent Auditor's Report

April 30, 2013 and 2012

PERKINS, SMART & BOYD, INC.

Table of Contents

Hutchins & Haake, LLC
Certified Public Accountants
College Boulevard and Quivira Road
11900 College Boulevard, Suite 310
Overland Park, Kansas 66210
Phone (913) 338-4455
Fax (913) 338-4458

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders of
Perkins, Smart & Boyd, Inc.
Shawnee Mission, Kansas

Report on the Financial Statements

We have audited the accompanying financial statements of Perkins, Smart & Boyd, Inc. which comprise the statements of financial condition as of April 30, 2013 and 2012 and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Perkins, Smart & Boyd, Inc. as of April 30, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

INDEPENDENT AUDITOR'S REPORT
(continued)

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary schedules of computation of net capital, computation of aggregate indebtedness, computation of basic net capital requirement, and reconciliation pursuant to Rule 17a-5(d)(4) as of April 30, 2013 are presented for purposes of additional analysis and are not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Hutchins & Haake, LLC

Hutchins & Haake, LLC
Certified Public Accountants

June 7, 2013
Overland Park, Kansas

PERKINS, SMART & BOYD, INC.

Statements of Financial Condition
April 30, 2013 and 2012

	2013	2012
ASSETS		
Current assets		
Cash and cash equivalents	$ 27,355	$ 73,179
Commissions receivable	39,067	33,154
Income taxes receivable	6,852	-
Marketable securities at fair value (cost $7,945 and $71,214 at April 30, 2013 and 2012, respectively)	273,670	304,464
Prepaid expenses	1,264	6,357
Deferred income tax benefit	3,276	-
Total current assets	351,484	417,154
Office furniture, equipment and vehicle	48,426	34,880
Less accumulated depreciation	33,415	29,623
Net office furniture, equipment and vehicle	15,011	5,257
Other assets		
Deposits with clearing organizations	30,000	30,000
Other deposits	800	800
Total other assets	30,800	30,800
Total assets	$ 397,295	$ 453,211
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 34,066	$ 19,090
Payroll taxes payable	21,135	33,151
Income taxes payable	-	6,210
Deferred income tax liability	52,471	48,948
Total current liabilities	107,672	107,399
Stockholders' equity		
Common stock, $10.00 par value, authorized 12,500 shares, issued and outstanding 3,180 shares	31,800	31,800
Additional paid-in capital	5,000	5,000
Retained earnings	252,823	309,012
Total stockholders' equity	289,623	345,812
Total liabilities and stockholders' equity	$ 397,295	$ 453,211

The accompanying notes are an integral part of these financial statements.

PERKINS, SMART & BOYD, INC.

Statements of Income
For the Years Ended April 30, 2013 and 2012

	2013	2012
Revenue		
Commissions	$ 1,304,431	$ 1,557,878
Fees	29,483	26,492
Increase (decrease) in fair value of investments	27,719	(10,051)
Interest and dividend income	254,993	257,546
Other income	-	85
Total revenue	1,616,626	1,831,950
Expenses		
Commissions	107,904	110,202
Salaries and benefits	1,037,565	1,209,512
Depreciation expense	3,792	2,212
Other operating expenses	530,817	532,120
Total expenses	1,680,078	1,854,046
Loss before income taxes	(63,452)	(22,096)
Income taxes (tax benefit)		
Current	(7,510)	8,441
Deferred	247	(7,536)
Total income taxes (tax benefit)	(7,263)	905
Net loss	$ (56,189)	$ (23,001)

The accompanying notes are an integral part of these financial statements.

PERKINS, SMART & BOYD, INC.

Statements of Changes in Stockholders' Equity
For the Years Ended April 30, 2013 and 2012

	Common Stock				
	Shares issued & outstanding	Amount	Additional paid-in capital	Retained Earnings	Total
Balance at April 30, 2011	3,180	$ 31,800	$ 5,000	$ 332,013	$ 368,813
Net loss				(23,001)	(23,001)
Balance at April 30, 2012	3,180	31,800	5,000	309,012	345,812
Net loss				(56,189)	(56,189)
Balance at April 30, 2013	3,180	$ 31,800	$ 5,000	$ 252,823	$ 289,623

The accompanying notes are an integral part of these financial statements.

PERKINS, SMART & BOYD, INC.

Statements of Changes in Liabilities Subordinated to Claims of General Creditors
For the Years Ended April 30, 2013 and 2012

There were no liabilities subordinated to the claims of creditors at the beginning or end of the year or at any time during either of the years.

The accompanying notes are an integral part of these financial statements.

PERKINS, SMART & BOYD, INC.

Statements of Cash Flows
For the Years Ended April 30, 2013 and 2012

	2013	2012
Cash flows from operating activities		
Net loss	$ (56,189)	$ (23,001)
Adjustments to reconcile net loss to net cash provided (used) by operating activities		
Depreciation expense	3,792	2,212
(Increase) decrease in fair value of investments	(27,719)	10,051
Income taxes paid	(5,552)	-
Current income tax expense (benefit)	(7,510)	8,441
Deferred income tax expense (benefit)	247	(7,536)
Other changes in operating assets and liabilities		
(Increase) decrease in commissions receivable	(5,913)	29,697
(Increase) decrease in prepaid expenses	5,093	(402)
Increase (decrease) in accounts payable	14,976	(3,069)
Decrease in payroll taxes payable	(12,016)	(12,086)
Net cash provided (used) by operating activites	(90,791)	4,307
Cash flows from investing activities		
Purchases of equipment	(13,546)	-
Proceeds, sale of marketable securities	58,513	-
Return of capital - investment	-	12
Net cash provided by investing activities	44,967	12
Net increase (decrease) in cash and cash equivalents	(45,824)	4,319
Cash and cash equivalents		
Beginning of year	73,179	68,860
End of year	$ 27,355	$ 73,179

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements
April 30, 2013 and 2012

Note 1 – Summary of Significant Accounting Policies

A. ***Description of Business***
Perkins, Smart & Boyd, Inc. (the Company) is a full service securities broker providing investment advisory and other related services to clients in the United States. It operates as an introducing broker on a fully disclosed basis and does not hold funds or securities for customers. The Company is a member of FINRA and the Securities Investor Protection Corporation (SIPC). The Company was incorporated under Kansas laws and commenced operations on May 5, 1976.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and preserves all related books and records as are customarily kept by a clearing broker-dealer.

B. ***Cash Equivalents***
The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

C. ***Receivables***
The Company considers receivables to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

D. ***Office Furniture and Equipment***
Office furniture and equipment are recorded at cost. Major renewals and betterments are capitalized, and maintenance and repairs that do not improve or extend the life of the respective assets are charged against earnings in the current period. Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their useful lives of five to seven years using accelerated recovery methods.

E. ***Marketable Securities***
Marketable securities consist of various equities, carried at fair value. Unrealized gains or losses are included as part of revenue in the income statements.

Generally accepted accounting principles (GAAP) defines fair value as the price that would be received in the sale of an asset (or paid to transfer a liability) in an orderly transaction between market participants at the measurement date (that is, the date(s) of the Company's balance sheets). GAAP establishes a "fair value hierarchy" that requires the reporting entity to maximize use of observable, and at the same time minimize the use of unobservable, inputs in measuring fair value. The hierarchy is set forth as the three categories below, defined by inputs in order of decreasing observability:

Note 1 – Summary of Significant Accounting Policies *(continued)*

Level 1 Quoted prices in active markets for identical assets

Level 2 Observable inputs other than the prices referred to in Level 1, such as quoted prices for similar assets or other inputs that are observable or can be corroborated by observable market data

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the asset

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. These would include mutual funds and common stocks with quoted prices. GAAP requires that the reporting entity report the amounts of investment fair value that were determined by the inputs in each category. All of the Company's investments fall within Level 1.

F. ***Revenue Recognition***
Customers' securities transactions and related commission income and expenses are recorded on a trade date basis.

G. ***Income Taxes***
Income tax provisions are based on income reported for financial statement purposes. Deferred income taxes arise from the recognition of temporary differences between earnings determined for financial and tax purposes. Such temporary differences are principally related to the use of accelerated depreciation methods for tax purposes, the difference between the book and tax basis of investment securities, and the net effect of the conversion from accrual accounting to cash basis accounting for income tax purposes.

H. ***Use of Estimates***
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

I. ***Concentrations***
Because of the nature and size of the Company's operations, it occasionally maintains cash balances in excess of federally insured limits at financial institutions. The Company has not experienced any losses on such accounts.

Note 2 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 10 to 1. Rule 15c3-1 also provided that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At April 30, 2013, the Company had net capital

Note 2 – Net Capital Requirements *(continued)*

of $192,098, which was $142,098 in excess of its required net capital of $50,000. The Company's debt to net capital ratio was 0.56 to 1.

Note 3 – Marketable Securities

The following table presents the fair value measurements of investments recognized in the accompanying statements of financial condition that are measured at fair value on a recurring basis and the level within the GAAP fair value hierarchy in which the fair value measurements fall, together with the respective cost basis of the same investments, at April 30, 2013 and 2012:

		Fair value measurements using			
	Fair value	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Cost
At April 30, 2013					
Common stocks					
Basic materials	$ 26,040	$ 26,040	$ -	$ -	$ -
Credit services	56,980	56,980	-	-	1,002
Oil and gas pipelines	190,650	190,650	-	-	6,943
	$ 273,670	$ 273,670	$ -	$ -	$ 7,945
At April 30, 2012					
Common stocks					
Specialty chemicals	$ 1,763	$ 1,763	$ -	$ -	$ 17,223
Consumer goods	8,695	8,695	-	-	9,244
Credit services	47,400	47,400	-	-	1,002
Biotechnology	5,780	5,780	-	-	13,698
Oil and gas production	33,821	33,821	-	-	4,204
Diversified investment	36,855	36,855	-	-	18,900
Oil and gas pipelines	170,150	170,150	-	-	6,943
	$ 304,464	$ 304,464	$ -	$ -	$ 71,214

Note 4 – Income Taxes

The Company's aggregate (current plus deferred) income tax expense or benefit for the years ending April 30, 2013 and 2012 represent 11.4% and (4.1%), respectively, of its income or loss before income taxes for the periods. These percentages differ from the expected income tax rates that would apply to such income or loss, almost exclusively due to the impact of certain expenses that are not deductible in determining taxable income.

Note 4 – Income Taxes *(continued)*

Deferred income tax benefits and liabilities are provided for temporary differences between the financial statement and income tax basis of assets and liabilities and temporary differences in reporting income and expense. The principal components of the Company's deferred income tax liability at April 30, 2013 and 2012 consisted of the following:

	2013	2012
Depreciation	$ 793	$ 753
Use of cash basis for income tax reporting	1,190	3,880
Unrealized gains in value of marketable securities, not recognized for income tax reporting	50,488	44,315
Total deferred income tax liability	$ 52,471	$ 48,948

The principal components of the Company's deferred income tax benefits are as follow at April 30, 2013 (none at April 30, 2012):

	2012
Carry forward of charitable contributions	$ 370
Carry forward of capital losses	904
Kansas net operating loss carry forward	2,002
Total deferred income tax benefit	$ 3,276

No valuation allowance is considered necessary as Management believes it is more likely than not that these benefits will be realized in future reporting periods.

By virtue of the statute of limitations regarding examination of income tax returns, the Company's Federal and state returns have been accepted as filed through the year ended April 30, 2008. The Company has received no notices regarding Federal or state tax returns for subsequent periods.

Note 5 – Operating Leases

The Company leases office space and an automobile under various operating leases. Minimum future obligations on these operating leases by years ending April 30 are as follows:

2014	$ 56,749
2015	37,833

Total rent expense under operating leases for the years ending April 30, 2013 and 2012 was $68,727 and $70,596, respectively.

Note 6 – Deposits

Deposits with clearing organizations represent funds required to remain on deposit with the Company's clearing brokers, Southwest Securities, Inc. and First Southwest Securities, Inc. Withdrawals can be made only with the permission of the clearing companies, and a minimum balance of $10,000 and $20,000, respectively, must be maintained at all times.

Note 7 – Employee Benefit Plan

The Company has a 401(k) plan for the benefit of all eligible employees. Participants may elect to defer up to 10% of their annual compensation to be contributed to the plan subject to limits as specified by the Internal Revenue Code. During the years ended April 30, 2013 and 2012, the Company made no matching contributions to the plan.

Note 8 – Financial Instruments with Off-Balance-Sheet Credit and Market Risk

Customer transactions are introduced to and cleared through clearing brokers. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contract obligations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. In conjunction with the clearing brokers, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral, or reduce positions where necessary.

The Company does not anticipate nonperformance by customers or it's clearing brokers. In addition, the Company has a policy of reviewing, as considered necessary, the clearing broker with which it conducts business.

Note 9 – Subsequent Events

The Company has evaluated subsequent events through June 7, 2013, the date which the financial statements were available to be issued.

Note 10 – Material Inadequacies

None noted.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As of April 30, 2013

PERKINS, SMART & BOYD, INC.

Schedule I

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

As of April 30, 2013

Net capital	
Total stockholders' equity	$ 289,623
Less ownership equity not allowable for net capital	
Prepaid expenses	(1,264)
Income taxes receivable	(6,852)
Office furniture, equipment and vehicle, net	(15,011)
Deferred income tax benefit	(3,276)
Other deposits	(800)
Total non-allowable assests	(27,203)
Tentative net capital	262,420
Less	
Haircuts on investments	(41,050)
Undue concentration	(29,272)
Net capital	$ 192,098
Aggregate indebtedness	
Total aggregate indebtedness	$ 107,672
Computation of basic net capital requirements	
Minimum net capital required	$ 50,000
Excess of net capital	$ 142,098
Ratio: aggregate indebtedness to net capital	.56 to 1

PERKINS, SMART & BOYD, INC.

Schedule I

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

As of April 30, 2013

A RECONCILIATION PURSUANT TO RULE 17a-5(D)(4)
(Included in Part II A of Focus Report as of April 30, 2013

Total ownership equity qualified for net capital per April 30, 2013, Part II A	$ 283,253
Decrease in office furniture, equipment and vehicles	(3,792)
Increase in income taxes receivable	6,852
Decrease in income tax liability	3,556
Increase in deferred tax benefit	3,276
Increase in deferred tax liability	(3,523)
Rounding	1
Total ownership equity qualified for net capital per April 30, 2013, audit report	$ 289,623
Non-allowable assets per April 30, 2013, Part II A	$ 20,867
Increase in income tax receivable	6,852
Decrease in office furniture, equipment and vehicles	(3,792)
Increase in deferred tax benefit	3,276
Non-allowable assets per April 30, 2013, audit report	$ 27,203
Undue concentration per April 30, 2013, Part II A	$ 29,273
Decrease in undue concentration due to increase in tentative net capital	(1)
Undue concentration per April 30, 2013, audit report	$ 29,272
Net capital, as reported in Company's Part II A	$ 192,063
Increase in ownership equity qualified for net capital per April 30, 2013 audit report	35
Net capital, per April 30, 2013 audit report	$ 192,098

PERKINS, SMART & BOYD, INC.

Schedule II

Computation of Determination of Reserve Requirements and
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of April 30, 2013

The Company did not make a computation for determining the reserve requirement or supply information relating to the possession or control requirements pursuant to Rule 15c3-3 as they are exempt pursuant to subparagraph (k)(1) of Rule 15c3-3.

Hutchins & Haake, LLC

Certified Public Accountants

College Boulevard and Quivira Road
11900 College Boulevard, Suite 310
Overland Park, Kansas 66210
Phone (913) 338-4455
Fax (913) 338-4458

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

The Board of Directors and Stockholders of
Perkins, Smart & Boyd, Inc.
Shawnee Mission, Kansas

In planning and performing our audit of the financial statements of Perkins, Smart & Boyd, Inc. for the year ended April 30, 2013, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL
(continued)

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at April 30, 2013, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Hutchins & Haake, LLC

Hutchins & Haake, LLC
Certified Public Accountants

June 7, 2013
Overland Park, Kansas

Hutchins & Haake, LLC

Certified Public Accountants

College Boulevard and Quivira Road
11900 College Boulevard, Suite 310
Overland Park, Kansas 66210
Phone (913) 338-4455
Fax (913) 338-4458

INDEPENDENT AUDITOR'S REPORT ON AGREED-UPON PROCEDURES PERFORMED RELATIVE TO FORM SIPC-7

To the Board of Directors and Stockholders of
Perkins, Smart & Boyd, Inc.
Shawnee Mission, Kansas

In accordance with Rule 17a5(e)(4) under the Securities Exchange Act of 1934, we have performed procedures enumerated below with respect to the accompanying General Assessment Reconciliation (form SIPC-7, amended copy) to the Securities Investor Protection Corporation (SIPC) for the year ended April 30, 2013, which were agreed to by Perkins, Smart & Boyd, Inc. (the Company) and SIPC solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 (amended copy) with the respective cash disbursement entry in the Company's general ledger, noting no difference.
2. Compared and reconciled the amounts reported on the audited Form X-17A-5 for the year ended April 30, 2013 (and the Form X-17A-5 Part IIA 5th Focus for the month ended April 30, 2013) to the amounts reported on Form SIPC-7(amended copy) for the year ended April 30, 2013, and noted no differences.
3. Noted there were no adjustments reported in Form SIPC-7 (amended copy).
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 (amended copy), noting no differences.

We were not engaged to, and did not conduct, an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and the use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Hutchins & Haake, LLC

Hutchins & Haake, LLC
Certified Public Accountants

June 7, 2013
Overland Park, Kansas

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 4/30, 2013
(Read carefully the instructions in your Working Copy before completing this Form)

~~WORKING COPY~~

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-020703 FINRA APR 7/23/1976
PERKINS SMART 7 BOYD INC.
4330 SHAWNEE MISSION PKWY NO 204
SHAWNEE MISSION, KS 66205

Amended Copy

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Margie Perkins (931) 338-1006

2. A.	General Assessment (item 2e from page 2)		$3076.11
B.	Less payment made with SIPC-6 filed (exclude interest) 11/20/2012 (Date Paid)		(1618.64)
C.	Less prior overpayment applied		( )
D.	Assessment balance due or (overpayment)		1457.47
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum		
F.	Total assessment balance and interest due (or overpayment carried forward)		$
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$1700.37	
H.	Overpayment carried forward	$(242.90)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Perkins, Smart & Boyd, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 7 day of June, 2013.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 5/1, 2012
and ending 4/30, 2013
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$1616626
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	1616626
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	172754
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	82611
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	27719
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	7735
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $95363	
Enter the greater of line (i) or (ii)	95363
Total deductions	386182
2d. SIPC Net Operating Revenues	$1230444
2e. General Assessment @ .0025	$3076.11

(to page 1, line 2.A.)